# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Santech Holdings Limited, CIK 0001785680
CUSIP: 44951X104
Title of class of securities: Ordinary share, par value US$ 0.0001 per share
Address of issuer's principal executive offices: Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0002062327
Persons authorized to receive notices and communications: Lawrence Wai Lok, Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong, Hong Kong (K3), 00000, 852 2593 9309

## Reporting persons
- Carmel Holdings Limited (CIK 0002062327): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 112,000,000; shared voting power 0; sole dispositive power 112,000,000; shared dispositive power 0; aggregate amount beneficially owned 112,000,000 (66.67% of the class)
- Wai Lok: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 112,000,000; shared voting power 0; sole dispositive power 112,000,000; shared dispositive power 0; aggregate amount beneficially owned 112,000,000 (66.67% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary share, par value US$ 0.0001 per share
Name of issuer: Santech Holdings Limited
Address of issuer's principal executive offices: Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Carmel Holdings Limited and Wai Lok (collectively, the "Reporting Persons") with respect to the ordinary shares, par value $0.0001 per share (the "Shares") of Santech Holdings Limited (the "Issuer").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A hereto.
Residence or business address:
The principal business address and office of Carmel Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address and office of Wai Lok is Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong.
Present principal occupation or employment:
The principal business of Carmel Holdings Limited is investment holdings.

As of the date of this Schedule 13D, Wai Lok owns 100% of Carmel Holdings Limited and is the sole director of Carmel Holdings Limited.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Carmel Holdings Limited is incorporated in the British Virgin Islands as a BVI Business Company. Wai Lok is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 17, 2025, Carmel Holdings Limited entered into a share purchase agreement (the "SPA") with the Issuer, pursuant to which the Issuer has issued to Carmel Holdings Limited and Carmel Holdings Limited has subscribed from the Issuer, 112,000,000 Shares of the Issuer. The total consideration of the Shares issued pursuant to the SPA is US$1,008,000 in total.

The source of the funds for the subscription by Carmel Holdings Limited as described above is existing capital of the Reporting Persons.

The SPA is attached hereto as Exhibit B.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Shares as described in this Schedule 13D to effect a change of control of the Issuer so that the Reporting Persons may become a controlling shareholder of the Issuer. In particular, the Reporting Persons may take certain corporate actions to restructure and reorganize the Issuer's business including but not limited to (i) cure any future non-compliance with the minimum bid price requirement of Nasdaq, potentially via share consolidation, (ii) identify new business opportunities of the Issuer whether organically or inorganically, and (iii) bring in additional capital for the Issuer through additional securities offering.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D is incorporated herein by reference.

The percentage ownership reflected in line 13 of the cover pages is based on the sum of (i) 56,000,000 Shares outstanding as of September 30, 2023, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on October 18, 2023, and (ii) 112,000,000 Shares issued upon execution of the SPA on March 17, 2025.

The Reporting Persons, collectively, may be deemed to beneficially own 112,000,000 Shares held directly by Carmel Holdings Limited. Based on 168,000,000 Shares outstanding as of the date hereof as described above, the Reporting Persons collectively may be deemed to beneficially own 66.67% of the total outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over the Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement.

Exhibit B: Share Purchase Agreement, dated March 17, 2025, by and between Carmel Holdings Limited and Santech Holdings Limited.

## Signatures
- Carmel Holdings Limited: /s/ Wai Lok, Wai Lok, Director (03/24/2025)
- Wai Lok: /s/ Wai Lok, Wai Lok (03/24/2025)